Exhibit 99.3

NICE Introduces Situation Management Solution for Public Safety,
Building on Success in Other Security Segments

NICE Situator, industry-leading open situation management platform, can help public safety operations enhance emergency preparedness, improve situational awareness and streamline incident response

RA’ANANA, ISRAEL, June 20, 2011 NICE Systems Ltd. (NASDAQ: NICE) today introduced NICE Situator for public safety. The solution builds on NICE’s leading Situation Management capabilities in the security sector to help public safety operations enhance emergency preparedness, improve situational awareness and streamline incident response. NICE will demonstrate the solution in booth 1201 at the 2011 NENA Conference and Expo, June 18-23, 2011 at the Minneapolis Convention Center in Minneapolis, Minnesota.

Emergency communications centers and emergency operations centers (EOCs) need to be prepared for any situation, from active shooter incidents and hazardous chemical spills to severe weather outbreaks and other large-scale events. To manage situations effectively, center personnel and first responders need relevant, real-time information about what’s happening, where and when. They also need readily accessible response plans. Today, much of this information exists in silos making it difficult to “connect the dots”. Operating procedures documentation is often paper-based and real-time information sharing is challenging. NICE Situator unifies siloed systems into a Common Operating Picture, analyzing and correlating information and applying adaptive response plans, so everyone in the response chain knows what’s happening and what to do next.

Many different types of public safety operations can benefit from NICE Situator’s streamlined incident response capabilities. For example, in an EOC, a gunshot detection sensor integrated to NICE Situator could automatically trigger video from near-by cameras to pop up on an operator’s display, instructing the operator to dispatch the closest units based on their GIS locations, and simultaneously pushing video out to officers’ mobile devices. Bi-directional integration can position PTZ (Pan Tilt Zoom) cameras in response to the location of events, saving operator time and avoiding potential confusion.

Another example is the event of a chemical spill, when a telecommunicator in a 9-1-1 center could instantly open a CAD incident to dispatch a hazmat team, and get immediate access to a step-by-step response plan. With the ability to leverage both automated and operator-led actions, NICE Situator ensures fast resolution and recovery from an incident.

“The public safety landscape has become increasingly complex, with EOCs, 9-1-1 centers and first responders handling many different types of situations and threats that require close collaboration,” said Israel Livnat, President of the NICE Security Group. “At the same time, there has been a proliferation of public safety-enabling technologies that have the potential to offer rich insight if they only worked together. NICE Situator bridges these islands of information to enhance real-time awareness and situation management. Agencies can be confident they’re responding effectively to any situation in accordance with their pre-defined operating procedures. Interoperability also improves because agencies can work off of a Common Operating Picture and joint response plan, with clearly defined roles and responsibilities, enhanced by real-time collaboration.”

Finally, NICE Situator’s open architecture enables public safety operations to leverage their existing technologies to the fullest by integrating with video surveillance systems, video walls, location tracking systems (AVL, GPS), gunshot detection systems, license plate readers, communication devices, alarm panels, fire and safety sensors, real-time mobile video, CAD/RMS, mass notification systems, telematics devices, watch lists, crime databases, poison control databases, mobile devices such as PDAs and in-vehicle computers, and many more systems. NICE Situator can also integrate to support technologies, databases and resources outside of the traditional public safety realm, such as: hazardous material databases, plume analysis systems, utility feeds, traffic systems, weather systems, and chemical, biological, radiological and nuclear sensors.

The NICE Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capturing, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view.  NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.html.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Livnat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.